February 28, 2019

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St, 3rd Floor
Midland, TX, 79702

       Re: Ring Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2017
           Filed March 15, 2018
           File No. 001-36057

Dear Mr. Broaddrick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources